--------------------------------------------------------------------------------
SEC 1745   Potential persons who are to respond to the collection of information
(6/01) contained in this form (6/01) are not required to respond unless the form displays a currently valid OMB control number.
--------------------------------------------------------------------------------

                                                     ---------------------------
                           UNITED STATES                    OMB APPROVAL
               SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549
                                                     ---------------------------
                                                     OMB NUMBER: 3235-0145
                                                     ---------------------------
                                                     EXPIRES: OCTOBER 31, 2002
                                                     ---------------------------
                                                     ESTIMATED AVERAGE BURDEN
                                                     HOURS PER RESPONSE..14.9
                                                     ---------------------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                        THE VERMONT TEDDY BEAR CO., INC.
                                (NAME OF ISSUER)

                          COMMON STOCK. $.05 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   92427X 10 9
                                 (CUSIP NUMBER)

                                JANUARY 28, 2002
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

|_|   RULE 13D-1(B)

|X|   RULE 13D-1(C)

|_|   RULE 13D-1(D)

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES)


                               Page 1 of 5 Pages

CUSIP No. 92427X 10 9

-------------- -----------------------------------------------------------------
1.             NAMES OF REPORTING PERSONS.
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               NEIL GAGNON
-------------- -----------------------------------------------------------------
2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
               INSTRUCTIONS)
               (A)|_|
               (B)|X|
-------------- -----------------------------------------------------------------
3.             SEC USE ONLY

-------------- -----------------------------------------------------------------
4.             CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
---------------------------- --------- -----------------------------------------
                             5.        SOLE VOTING POWER
                                       86,725
NUMBER OF
SHARES                       --------- -----------------------------------------
BENEFICIALLY                 6.        SHARED VOTING POWER
OWNED BY                               66,550
EACH REPORTING
PERSON WITH                  --------- -----------------------------------------
                             7.        SOLE DISPOSITIVE POWER
                                       86,725

                             --------- -----------------------------------------
                             8.        SHARED DISPOSITIVE POWER
                                       259,132

-------------- -----------------------------------------------------------------
9.             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               345,857
-------------- -----------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


-------------- -----------------------------------------------------------------
11.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               5.05%
-------------- -----------------------------------------------------------------
12.            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               IN
-------------- -----------------------------------------------------------------


                               Page 2 of 5 Pages

                                  SCHEDULE 13G

Item 1(a).      Name of Issuer:

                THE VERMONT TEDDY BEAR CO., INC.

Item 1(b).      Address of Issuer's Principal Executive Offices:

                6655 Shelburne Road
                Shelburne, VT 05482

Item 2(a).      Name of Person Filing:

                Neil Gagnon

Item 2(b).      Address of Principal Business Office or, If None, Residence:

                1370 Avenue of the Americas
                Suite 2002
                New York, NY 10019

Item 2(c).      Citizenship:

                Neil Gagnon is a United States citizen.

Item 2(d).      Title of Class of Securities:

                Common Stock, par value $.05 per share.

Item 2(e).      CUSIP Number:

                92427X 10 9

Item 3.         Type of Reporting Person:

                Not applicable

Item 4.         Ownership:

                (a)     Amount Beneficially Owned:

                        As of January 28, 2002, Neil Gagnon beneficially owned 345,857 shares of common stock of The Vermont Teddy Bear Co., Inc. ("Common Stock"), which amount includes 86,725 shares owned by Mr. Gagnon; 21,350 shares owned by Lois Gagnon, Mr. Gagnon's wife; 14,450 shares held by the Gagnon Foundation (the "Foundation"), of which Mr. Gagnon is a trustee; 15,000 shares held by the Gagnon Family Partnership (the" Partnership"), of which Mr. Gagnon is a partner; 11,600 shares held by the Gagnon Trust (the "Trust"), of which Mr. Gagnon is a trustee with dispositive but with no voting power; 15,750 shares held by a Hedge Fund, of which Mr. Gagnon is the principal, over which Mr. Gagnon has dispositive and voting power; and 180,982 shares held for certain customers of Gagnon Securities LLC, of which Mr. Gagnon is the Managing Member and the principal owner, over which shares Mr. Gagnon has dispositive but not voting power.


                               Page 3 of 5 Pages

                (b)     Percentage of Class:

                        5.05% beneficially owned by Mr. Gagnon. Calculation of percentage of beneficial ownership is based on 6,841,151 shares of the Issuer's Common Stock outstanding on February 8, 2002 as reported by the Issuer on its 10-QSB for the quarterly period ended December 31, 2001.

                (c)     Number of Shares as to Which Such Person Has:

                        (i)     sole power to vote or direct the vote:

                                86,725 shares of Common Stock

                        (ii)    shared power to vote or direct the vote:

                                66,550 shares of Common Stock

                        (iii) sole power to dispose or direct the disposition of:

                                86,725 shares of Common Stock

                        (iv)    shared power to dispose or direct the
                                disposition of:

                                259,132 shares of Common stock

Items 5-9. Not applicable.

        Filing of this statement by the Reporting Person shall not be deemed an admission that he beneficially owns the securities reported herein as held in customer accounts at Gagnon Securities LLC or by the Foundation or the Trust. Mr. Gagnon expressly disclaims beneficial ownership of all securities held in such customer accounts or by the Foundation or the Trust. No single client's interest as reported in the customer accounts at Gagnon Securities LLC exceeds 5% of the outstanding Common Stock.

Item 10. Certification:

        By signing below, the Reporting Person certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the Issuer of such securities, and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                               Page 4 of 5 Pages

                                    SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 13, 2002

                                        /s/ Neil Gagnon
                                        -------------------------------
                                                 Neil Gagnon


                               Page 5 of 5 Pages